Exhibit 99.1

Steakholder Foods® Announces US$6 Million Registered Direct Offering

Rehovot, Israel, July 25, 2023 -  Steakholder Foods Ltd. (Nasdaq: STKH) (“Steakholder Foods” or the “Company”), an international deep-tech food company at the forefront of the cultivated meat industry, today announced that it has entered into a definitive agreement for the purchase and sale in a registered direct offering of 6,000,000 of the Company’s American Depositary Shares (“ADSs”) (or ADS equivalents in lieu thereof), each ADS representing ten (10) ordinary shares, at a purchase price of $1.00 per ADS (or ADS equivalent in lieu thereof). The Company has also agreed to issue in a concurrent private placement unregistered warrants to purchase up to an aggregate of 6,000,000 ADSs. The warrants will have an exercise price of $1.10 per ADS, will be immediately exercisable upon issuance, and will expire three and one-half years from the date of issuance. The closing of the offering is expected to occur on or about July 27, 2023, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The total gross proceeds to the Company from the offering are expected to be $6 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from this offering as working capital for general corporate purposes.

The securities described above (excluding the warrants and ADSs underlying the warrants) are being offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (File No. 333-264110) that was originally filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2022, and declared effective on April 13, 2022. The offering of such securities in the registered direct offering is being made only by means of a prospectus supplement that forms a part of the effective registration statement. A final prospectus supplement and the accompanying base prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus may also be obtained, when available, from H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The warrants described above are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs underlying such warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and the underlying ADSs may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Steakholder Foods

Steakholder Foods Ltd. is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC), with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com.

Forward-Looking Statements

This press release contains forward-looking statements concerning the Company’s business, operations and financial performance and condition as well as plans, objectives, and expectations for the Company’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. All statements pertaining to the Company’s expectations regarding the completion of the offering, the satisfaction of customary closing conditions related thereto, the intended use of proceeds therefrom in this press release constitute forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning.

Forward-looking statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include market and other conditions; the ability of the Company to satisfy all conditions precedent to the closing of the offering; the use of proceeds; the Company’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before the Company can potentially launch commercial sales; the Company’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; the Company’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for the Company to predict their occurrence or how they will affect the Company. If one or more of the factors affecting Company’s forward-looking information and statements proves incorrect, then the Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, the Company cautions you not to place undue reliance on its forward-looking information and statements. The Company disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:

Maissa Dauriac
Rainier Communications
mdauriac@rainierco.com
Tel: +1-818-642-5257

Investor Contacts:

Steakholder Foods
Investors@steakholderfoods.com